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                            June 21, 2022

       Bradley Herring
       Chief Financial Officer
       Shift4 Payments, Inc.
       2202 N. Irving Street
       Allentown, PA 18109

                                                        Re: Shift4 Payments,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Response date June
3, 2022
                                                            File No. 001-39313

       Dear Mr. Herring:

              We have reviewed your June 3, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 11, 2022 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Consolidated Statements of Cash Flows, page 86

   1. We note your response to comment one. Please explain in greater detail why you consider capitalized
acquisition costs and residual commission buyouts to represent productive assets.
       Notes to Consolidated Financial Statements
       9. Equipment for Lease, Net, page 109

   2. We note your response to comment two, specifically that you considered ASC 840 and
                                                        842. However, your
response did not address how you considered Rule 5-03.2 of
                                                        Regulation S-X, as the
equipment costs appear to relate directly to your products and services that generate
revenue. Please explain. Additionally, we note you intend to
 Bradley Herring
Shift4 Payments, Inc.
June 21, 2022
Page 2
      comply with SAB 11.B by revising future filings to indicate on the face of the statement of operations parenthetically, that cost of sales excludes depreciation of equipment under lease and refer to the footnote. Please note under SAB Topic 11.B, depreciation and amortization may be excluded from cost of sales if the line item clearly discloses its exclusion "and" the income statement does not include gross profit.
       You may contact Scott Stringer at 202-551-32725 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,
FirstName LastNameBradley Herring
                                                           Division of
Corporation Finance
Comapany NameShift4 Payments, Inc.
                                                           Office of Trade &
Services
June 21, 2022 Page 2
cc:       Jordan Frankel
FirstName LastName